Exhibit 99.4

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

22 July 2004

Notification was received yesterday that as at the 21 July 2004, Zurich Financial Services and its Group, had an interest in 9,328,247 A shares representing 3.016% of the issued A share capital of the Company.

Registered Owner	Holding of A shares
BNY (OCS) Nominees Ltd a/c 219064	434,000
Littledown Nominees Ltd a/c 07199	49,799
Littledown Nominees Ltd a/c 07207	1,587,480
Littledown Nominees Ltd a/c 21688	544,437
Littledown Nominees Ltd a/c 07205	481,342
Littledown Nominees Ltd a/c 02891	6,231,189

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Contact for queries: Tim Rayner      01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.